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SEC FILE NUMBER
a-41740

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CINCaP Investment Group, LLC

SEC Mail Processing

FEB 23 2024

Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

455 Delta Avenue, Suite 207
(No. and Street)

Cincinnati	OH	45226
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bev Stenger	513.276.0712	BStenger@CincapInvestmentGroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Clark, Schaefer, Hackett & Company
(Name – if individual, state last, first, and middle name)

1 East Fourth Street, Suite 1200	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

10/22/2003	539
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nelson Taul, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CINCaP Investment Group, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF OHIO

QUANIECE JOHNSON
Notary Public, State of Ohio
My Commission Expires
August 18, 2024

Notary Public

Signature:

Title: Partner CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CINCaP Investment Group, LLC

Contents
December 31, 2023

CLARK SCHAEFER HACKETT
BUSINESS ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
CINCaP Investment Group, LLC
Cincinnati, Ohio

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CINCaP Investment Group, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of CINCaP Investment Group, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CINCaP Investment Group, LLC's management. Our responsibility is to express an opinion on CINCaP Investment Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CINCaP Investment Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Clark, Schaefer, Hackett & Co.

We have served as CINCaP Investment Group, LLC's auditor since 2020.

Cincinnati, Ohio
February 21, 2024

CINCaP Investment Group, LLC
Statement of Financial Condition
As of December 31, 2023

Assets		
Cash	$	8,338
Deposits with clearing broker and others		106,000
Receivables from employees and others		2,250
Securities owned, at fair value		16,833,697
Other assets		207,641
Goodwill		125,000
Total assets	$	17,282,926
Liabilities and member's equity		
Payable to clearing broker	$	11,121,955
Bank line of credit		6,000
Securities sold not yet purchased		2,745,796
Accounts payable, accrued expenses, and other liabilities		492,501
Total liabilities		14,366,252
Member's equity:		2,916,674
Total member's equity		2,916,674
Total liability and member's equity	$	17,282,926

See notes to financial statement.

CINCaP Investment Group, LLC
Notes to Financial Statements
December 31, 2023

1. **Corporate Structure**

CINCaP Investment Group, LLC (the "Company") is a broker-dealer registered with the U.S. Securities & Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was originally organized as a subchapter S Corporation established on September 7, 2001 in the State of Illinois and operated under the name of JK Securities, Inc.

On November 23, 2020, the Company's parent, Mt. Lookout Capital Holdings, LLC, acquired all the common stock of JK Securities, Inc. The acquisition resulted in the Company converting to a subchapter C Corporation. On September 30, 2021 the Company converted to a limited liability company (LLC) registering as an Ohio domestic entity while withdrawing from Illinois.

The Company received approval from FINRA to commence operations on November 23, 2020 and began its trading operations January 4, 2021. On January 27, 2021 FINRA approved additional business lines for the Company. In its capacity as a broker-dealer, the Company executes principal transactions and agency transactions. The Company clears all transactions on a fully-disclosed basis through its clearing broker. The Company conducts business with other broker-dealers on behalf of its customers and for its own proprietary accounts. The majority of the Company's business underwriting includes municipalities and school district bonds in the Midwest. On November 22, 2023 FINRA approved an additional line of business of offering US Government Securities to retail clients.

2. **Summary of Significant Accounting Policies**

The following accounting policies of the Company are set forth to facilitate the understanding of data presented in the Financial Statements. The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

Cash — Cash consists of demand deposit accounts with depository institutions that, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and does not believe it is exposed to any significant credit risk.

Deposits with Clearing Organization and Others — Deposits with clearing organization consist of restricted cash collateral totaling $100,000 that allows the Company to use the clearing organization's services, which include: comparison, clearance and settlement of security transactions service. In addition, good faith deposits are funds that are transferred to a bank escrow account when the Company is the manager of the underwriting. Funds are returned when the job settles, which is typically within 30 days.

Securities Transactions — Securities owned and securities sold, not yet purchased, are recorded at cost on trade-date when purchased and subsequently recorded at fair value. The Company clears certain of its proprietary and customer transactions through it's clearing broker on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Taxes — As a LLC, income tax expense is paid by the members of the Company. As such, the Company does not record income tax expense or related accruals.

The Company also applies the guidance under ASC Topic 740, Income Taxes ("ASC 740"). Under these provisions, the Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for which the statute of limitations is still open (2020 - 2023). ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company does not have a liability for uncertain tax positions as of December 31, 2023.

Goodwill — Goodwill is not amortized, but is reviewed at least annually for indications of impairment, with consideration given to financial performance and other relevant factors.

Revenue Recognition — Revenue from contracts with customers includes commission income and fees from underwriting. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

3. REGULATORY REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related ratio of net capital to aggregate indebtedness may fluctuate on a daily basis. At December 31, 2023, the Company's net capital of $1,758,589 exceeded its required minimum net capital of $100,000 by $1,638,589. The Company's ratio of aggregate

indebtedness to adjusted net capital at December 31, 2023 was 0.273 to 1, as compared to a maximum allowable ratio of 15 to 1.

The Company has entered into an agreement with its clearing broker that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of an introducing broker (PAIB) and to permit the Company to use its assets held by or on deposit with its clearing broker in its capital computations.

The Company does not carry the accounts of its customers and, accordingly is exempt under Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

4. RELATED-PARTY TRANSACTIONS

The Company has preferred return payments to a related party equating to 6% to 10% of capital contributions totaling $2,900,000 until the related party receives non-preferred return distributions totaling $2,900,000.

Accrued commissions to brokers totaled $424,124 as of December 31, 2023 and are included in Accounts payable, accrued expenses, and other liabilities section of the Statement of Financial Condition.

The Company has a shared services agreement with an affiliate resulting in a receivable $2,250 as of December 31, 2023 included in Receivables from employees and others in the Statement of Financial Condition.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company purchases proprietary securities positions ("long positions") in equity and fixed income securities. The Company is exposed to market risk on these long positions as a result of decreases in market value of long positions. These securities positions are marked to market daily.

In addition, the Company may sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at fair values of the related securities. The Company held $2,745,796 securities sold, not yet purchased at December 31, 2023, which is included in the Liabilities and member's equity section of the Statement of Financial Condition.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory

and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. The margin account balance held by customers at the clearing broker as of December 31, 2023 was $94,907. There is no liability recorded as it is not probable that the Company will have to pay, nor could the amount be estimated.

The Company has signed agreements to be a partner on syndicate underwritings, which are being managed by other firms. There were no unsettled underwritings at December 31, 2023.

6. FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurements and Disclosures*, provides a framework for measuring fair value under generally accepted accounting principles and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10 also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Level 1 securities include exchange-traded equities and mutual funds.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 2 securities include corporate and municipal bonds and federal agency mortgage backed securities.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Company's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include

the Company's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment. The Company did not hold Level 3 securities at December 31, 2023 or during the year then ended.

The assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 are as follows:

	Level 1	Level 2	Level 3	Total Fair Value
Securities owned:				
Municipal bonds	$ -	$ 15,423,173	$ -	$ 15,423,173
Corporate bonds	-	55,666	-	55,666
Government bonds	1,354,858	-	-	1,354,858
Totals	$ 1,354,858	$ 15,478,839	$ -	$ 16,833,697
Securities sold, not yet purchased:				
Corporate bonds	$	$ 378,801	$ -	$ 378,801
Government bonds	2,366,995	-	-	2,366,995
Totals	$ 2,366,995	$ 378,801	$ -	$ 2,745,796

7. LEASES

The Company leases office space under operating lease agreements, which expire at various dates through the fiscal year ending 2024, with rent payable in monthly installments and are accounted for in accordance with ASC 842. For leases with renewal options, it can't be determined with certainty that the Company will remain in the leased space.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date and totaled $12,606 as of December 31, 2023 and is recorded within Other assets as well as Accounts payable, accrued expenses, and accruals other liabilities in the Statement of Financial Condition. Since the most of the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments.

The right-of-use assets obtained in exchange from new operating lease liabilities was $42,302. The weighted-average remaining lease term in years for operating leases is 0.55. The weighted-average discount rate for operating leases is 7.50%.

Minimum future payments required under the non-cancellable leases are as follows for the years ending December 31st:

2024	$ 12,826
Total undiscounted cash flows	12,826
Less: present value discount	(220)
Total lease liabilities	$ 12,606

The Company has two operating leases outside the scope of ASC 842. Future payments for 2024 total $4,264 and totals $3,172 for years 2025 through 2027.

8. BANK LINE OF CREDIT

The Company has entered into a $800,000 bank of line of credit at an interest rate of 8.50% as of December 31, 2023. $6,000 is the loan balance as of December 31, 2023 with $794,000 unused at that time. The line of credit is personally guaranteed by certain members of the Company's Parent. Maturity date is June 6, 2024.

9. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

10. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

11. COMMITMENTS AND CONTINGENCIES

The industry is sometimes exposed to litigation and/or arbitration arising out of the normal course of business, however, the Company has not been exposed to any such instances. The Company is also subject to regulatory examinations. Management has not identified any matters that will have a material impact on the Company's financial condition or results of future operations. Management is not aware of any commitments or contingencies that require recognition of disclosure not addressed in footnotes.

12. EMPLOYEE BENEFITS

The Company offers a 401(k) plan to eligible employees with no Company matching at this time.

13. SUBSEQUENT EVENTS

We have evaluated subsequent events through February 21, 2024, the date the financial statement was available for issuance, to determine if either recognition or disclosure of significant events or transactions was required. There were no transactions requiring adjustments or disclosures to the financial statement.